

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 4, 2010

Hong Mei Ma
President
Vibe Ventures Inc.
Suite 600, 10617 105 Street NW
Edmonton, Alberta T5H 4P7

> **Re: Vibe Ventures Inc.**
> **Registration Statement on Form S-1**
> **Filed on December 29, 2009**
> **File No. 333-164081**

Dear Mr. Ma:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard we note, among other material issues, that you have failed to include an Independent Auditor's Report as required by Regulation S-X.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 if you have questions. If you need further assistance you may call the undersigned at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director